SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, December 22, 2017

3Q17 Earnings Release

Companhia Siderúrgica Nacional (CSN) (B3 S.A. - BRASIL BOLSA BALCÃO : CSNA3) (NYSE: SID) discloses results for the third quarter of 2017 (3Q17). The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the third quarter of 2017 (3Q17) and comparisons are for the second quarter of 2017 (2Q17) and for the third quarter of 2016 (3Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.1625 on September 30, 2017 and R$3.3076 on June 30, 2017.

Operating and Financial Highlights

•         EBITDA totaled R$1,213 million, 35% up on 2Q17, accompanied by an EBITDA margin of 24%, 4.4 p.p. higher than in the same quarter of the previous year.

•         Net revenue stood at R$4,810 million in 3Q17, the highest output quarter since 2014.

•         Iron ore sales reached 7,9 million tonnes, 2% higher than in 2Q17.

•         The net debt/EBITDA ratio closed 3Q17 at 5.5x.

•         Steel lower spending with scheduled maintenance of LTQ2 and AF3.

•          Fall of R$ 662 million in working capital, with a focus on inventories reduction and a longer finance cycle.

Highlights	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Steel Sales (thousand t)	1,171	1,174	1,301	11%	9%
- Domestic Market	62%	56%	62%	6%	4%
- Overseas Subsidiaries	34%	39%	33%	-6%	-6%
- Exports	4%	5%	5%	0%	1%
Iron Ore Sales (thousand t)1	10,230	7,818	7,953	2%	-22%
- Domestic Market	89%	17%	17%	0%	6%
- Exports	89%	83%	83%	0%	-6%
Consolidated Results (R$ Million)
Net Revenue	4,469	4,311	4,810	12%	8%
Gross Profit	1,312	985	1,213	23%	-8%
Adjusted EBITDA	1,239	896	1,213	35%	-2%
Adjusted Net Debt	25,842	26,754	25,717	-4%	0%
Adjusted Cash Position	5,663	4,545	4,358	-4%	-23%
Net Debt / Adjusted EBITDA	7.4x	5.7x	5.5x	-0.2x	-1.9x

Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It has also included the Company’s stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

Adjusted Net Debt and Adjusted Cash Position include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

CSN’s Consolidated Results

•         Net revenue totaled R$4,810 million in 3Q17, 12% up on 2Q17, due to higher steel product sales volume compared with the immediately previous quarter and the slight upturn in shipped volume in the mining segment, with an increase in ore prices.

•         COGS came to R$3,597 million in 3Q17, 8% higher than in the previous quarter, accompanying the increase in sales volume in the steel segment.

•         Gross profit totaled R$1,213 million, 23% higher on 2Q17, while the gross margin reached 25,2%, highlight with the strong results in the mining segment.

•         Selling, general and administrative expenses amounted to R$491 million in 3Q17, 17% less than in 2Q17, especially due to the lower share of iron ore CIF sales in the mix in the previous quarter.

•         Other operating income (expenses) was a net expense of R$98 million in 3Q17, in line with the previous quarter.

•         In 3Q17, the net financial result was negative by R$278 million, i) as a result of financial expenses of R$348 million, partial compensated by the financial revenue of R$71 million. The foreign exchange variation of the dollar-denominated debt was positive in R$ 473 million.

Financial Result (R$ million)	3Q16	2Q17	3Q17
Financial Result - IFRS	(744)	(829)	(278)
Financial Revenue	139	84	71
Financial Expenses	(884)	(912)	(348)
Financial Expenses (ex-exchange variation)	(823)	(683)	(629)
Result with Exchange Variation	(60)	(229)	280
Monetary and Exchange Variation	(131)	(461)	473
Hedge Accounting	68	227	(202)
Derivative Result	3	5	10

•         CSN’s equity result was a positive R$38 million in 3Q17, versus R$39 million in 2Q17.

Share of Profit (Loss) of Investees (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
MRS Logística	42	54	54	-	29%
CBSI	1	1	1	-	-
TLSA	(6)	(5)	(11)	133%	76%
Arvedi Metalfer BR	2	1	-	-	-
Eliminations	(13)	(12)	(6)	(47%)	(52%)
Unrealized Profit	1	-	-	-
Share of Profits (Losses) of Investees	26	39	38	(3%)	45%

•          CSN recorded a third-quarter net income of R$256 million, versus net loss of R$640 million in 2Q17. In 3Q17 was reflected by a better operating margin in steel and mining, as well as financial results.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

Adjusted EBITDA (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Profit (Loss) for the Period	(67)	(640)	256	-	-
(-) Depreciation	311	356	344	(3%)	11%
(+) Income Tax and Social Contribution	123	145	128	(12%)	4%
(-) Net Financial Result	744	829	278	(66%)	(63%)
EBITDA (CVM Instruction 527)	1,118	689	1,006	46%	(10%)
(+) Other Operating Income/Expenses	8	99	98	(1%)	-
(+) Share of Profit (Loss) of Investees	(26)	(39)	(38)	(3%)	46%
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	138	148	147	(1%)	7%
Adjusted EBITDA	1,232	896	1,213	35%	(2%)

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$1,213 million in 3Q17, versus R$896 million in the previous quarter, 35% up, accompanied by an adjusted EBITDA margin of 24%, due to higher performance of iron and steel.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

Debt

The adjusted amounts of EBITDA, debt and cash include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, as well as financial investments used as collateral for exchange operations on the B3 S.A. - BRASIL BOLSA BALCÃO . On June 30, 2017, consolidated net debt totaled R$26,754 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.5x.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on September 30, 2017 was US$742 million, as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	6/30/2017	9/30/2017
Cash	890	846
Accounts Receivable	404	387
Total Assetsa	1,296	1,236
Borrowings and Financing	(4,324)	(4,329)
Suppliers	(70)	(37)
Other Liabilities	(13)	(5)
Total Liabilities	(4,407)	(4,370)
Foreign Exchange Exposure	(3,110)	(3,135)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,421	1,393
Net Foreign Exchange Exposure	(1,689)	(1,742)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(689)	(742)

Capex

CSN invested R$293 million in 3Q17. The cumulative amount in 2017 was much lower than 2016.

Capex (R$ million)	3Q16	2Q17	3Q17
Steel	133	102	119
Mining	56	106	115
Cement	157	20	34
Logistics	36	11	19
Other	0	0	6
Total Capex - IFRS	382	239	293

Working Capital

Working capital invested in the Company’s business totaled R$2,935 million in 3Q17, R$662 million less than in 2Q17, chiefly due to the decrease in inventories and accounts receivable R$ 199 million and R$ 174 million respectively. On a same comparison basis, the average receivable period decreased by four days, while inventory turnover fell by nine days and the average payment period moved up by two days.

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed.

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes.

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments.

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities.

•         Suppliers: Includes Forfaiting and Drawee Risk.

Working Capital (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Assets	4,953	6,252	5,868	(383)	915
Accounts Receivable	1,789	2,300	2,127	(174)	338
Inventories	3,002	3,744	3,545	(199)	543
Recoverable Taxes	162	207	196	(11)	34
Liabilities	2,287	2,655	2,933	278	646
Suppliers	1,690	2,078	2,250	172	560
Payroll and Related Charges	287	294	296	2	10
Taxes Payable	248	183	279	96	31
Advances from Clients	63	100	108	9	45
Working Capital	2,666	3,597	2,935	(662)	269

Average Period (days)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Receivables	34	41	37	(4)	3
Supplier Payment	49	59	61	2	12
Inventories	87	106	97	(9)	10
Financial Cycle	72	88	73	(15)	1

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

³Since the end of 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result have included all the information related to this new company.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

Results 3Q17 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics(Railways)	Cement	Energy	Corporate/Eli minations	Consolidated
Net Revenue	3,399	1,204	60	364	142	103	(462)	4,810
Domestic Market	2,133	218	60	364	142	103	(638)	2,382
Foreign Market	1,265	986	-	-	-	-	176	2,427
Cost of Goods Sold	(2,845)	(719)	(37)	(242)	(151)	(74)	471	(3,597)
Gross Profit	553	486	23	122	(9)	29	8	1,213
Selling, General and Administrative Expenses	(253)	(40)	(6)	(21)	(20)	(7)	(143)	(491)
Depreciation	165	122	4	63	30	5	(45)	344
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	465	568	21	164	1	27	(33)	1,213

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

Results 2Q17	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eli minations	Consolidated
(R$ MM)
Net Revenue	3,055	1,067	52	364	114	111	(452)	4,311
Domestic Market	1,749	246	52	364	114	111	(674)	1,963
Foreign Market	1,305	821	-	-	-	-	222	2,348
Cost of Goods Sold	(2,628)	(742)	(38)	(244)	(126)	(71)	523	(3,326)
Gross Profit	426	325	15	121	(13)	40	71	985
Selling, General and Administrative Expenses	(271)	(42)	(7)	(23)	(20)	(7)	(222)	(592)
Depreciation	172	124	4	65	33	6	(48)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	(0)	39	(53)	896

Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.1 billion tonnes until August 2017, 4.9% more than in the same period last year. According to the Brazilian Steel Institute – IABr, domestic crude steel production came to 22.5 million tonnes, 9.3% up. Apparent steel consumption grew by 4.5%, to 12.6 million tonnes, with domestic sales of 11 million tonnes and imports of 1.6 million tonnes. Exports totaled 9.8 million tonnes, 12.9% more than in the same period last year. According to INDA (the Brazilian Steel Distributors’ Association), in the first eight months, steel purchases by distributors declined by 1.9% year-on-year, totaling 1.9 million tonnes. Inventories stood at 897,500 tonnes at the end of August, 2.7% more than in the previous month, while inventory turnover fell to 3 months.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in the first nine months of 2017, 27% up on the same period in 2016. In the same period, new light car, commercial vehicle, truck and bus licensing increased by 11% to 1.4 million units.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 6.1% in the year through August 2017 over the same period in 2016.

Home Appliances

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in the year through August increased by 10.1% over the same period last year.

Results from CSN’s Steel Operation

•            Total sales came to 1,301 tonnes in 3Q17, 11% higher than 2Q17, broken down as follows: 62% from the domestic market, 32% from our subsidiaries abroad and 6% from exports.

•          In 3Q17, CSN’s domestic steel sales came to 802,000 tonnes, 23% higher than in 2Q17. Of this total, 730,000 tonnes corresponded to flat steel and 72,000 tonnes to long steel.

•         Foreign steel sales amounted to 499,000 tonnes in 3Q17, 4% down on the previous three months. Of this total, exports reached 74,000 tonnes, the overseas subsidiaries sold 425,000 tonnes, 155,000 of which by LLC, 177,000 by SWT and 92,000 by Lusosider.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

•          In the third quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 56% of flat steel sales, considering all the markets in which the Company operates. The foreign market was one of the quarter's highlights, with the share of coated products remaining high, at 88% in 3Q17.

•          Net revenue totaled R$3,399 million in 3Q17, 11% up on 2Q17. Net average revenue per tonne stood at R$2,519,in line with 2Q17.

•         The slab production reached 1.1 million tonnes in 3Q17, in line with 2Q17. Flat rolled steel production totaled 903,000 tonnes.

Flat Steel Production	3Q16	2Q17	3Q17	Change
(thousand tonnes)				3Q17	x	2Q17	3Q17	x	3Q16
Total Slabs (President Vargas Plant + Third Parties)	857	1,108	1,069	(4%)			25%
Slab Production	738	1,070	1,065	0%			44%
Third-Party Slabs	119	38	4	-			(96%)
Total Rolled Flat Steel	835	943	903	(4%)			8%
Total Long Products	90	56	50	(10%)			(44%)

•         COGS moved up by 8% over the previous quarter, to R$2,845 million, chiefly due the higher sale volume.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

•          The production cost amounted to R$1,906 million in 3Q17, 9% more than in 2Q17, particularly due to the better prices in purchase of raw material, especially to ore price, increased own consumption of coke, in addition to the end of maintenance of the blast furnace #3 and the hot strip mill.

•         The slab production cost came to R$1,286/t, 9% down on 2Q’s R$1,414.

•         Adjusted EBITDA amounted to R$465 million in 3Q17, 42% up on the R$327 million recorded in 2Q17, accompanied by a 3 p.p. incline the quarter before. Adjusted EBITDA margin increased to 13.7%, 3p.p. higher than in the previous quarter.

Mining

After the sharp drop in prices in 2Q17, the closure of induction furnaces in China was a result of a decrease in steel supply, raising the utilization levels of the plants’ installed capacity and margins. In this context, the commodity’s price averaged US$70.90/dmt (Platts, Fe62%, N. China) in 3Q17, 13% up on the previous quarter.

In 3Q17, seaborne freight charges continued positively impacted by higher export volumes and, additionally, a recovery in oil prices. In this scenario, maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$15.13/t in 3Q17, 12% up on 2Q17.

Results from CSN’s Mining Operations

•         In 3Q17, iron ore production totaled 7.7 million tonnes, 3% down on 2Q17, 1.4 million tonnes volume was purchased by third parties.

•         Iron ore sales reached 7.9 million tonnes in 3Q17, 2% up on 2Q17. In the quarter, 1.3 million tonnes from CSN Mineração were sold to CSN’s Presidente Vargas Plant.

Production Volume and Mining Sales	3Q16	2Q17	3Q17	Change
(thousand t)				3Q17 x 2Q17	3Q17 x 3Q16
Iron Ore Production	8,553	7,948	7,738	-3%	-10%
Third Parties Purchase	797	167	1,419	752%	78%
Total Production + Purchase	9,350	8,114	9,157	13%	-2%
UPV Sale	1,114	1,307	1,321	1%	19%
Third Parties Sales Volume	9,116	6,511	6,632	2%	-27%
Total Sales	10,230	7,818	7,953	2%	-22%

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

•        Net revenue from mining operations totaled R$1,204 million, 13% higher than in 2Q17. CFR+FOB unit revenue stood at US$55,7/t, 13% more than in 2Q17, while the iron ore price index (Platts, 62% Fe, N. China) also fell by 13% in the same period.

•        Mining COGS came to R$719 million in 3Q17, 3% lower than in 2Q17.

•         Adjusted EBITDA totaled R$568 million in 3Q17, 39% up on 2Q17, with an adjusted EBITDA margin of 47%, 8.9 p.p. more than in 2Q17.

(CFR + FOB* - US$/wmt delivered to China)

The table above shows the price of the two modalities, CFR+FOB.

Logistics

Railway Logistics: Net revenue stood at R$364 million in 3Q17, generating EBITDA of R$164 million, accompanied by an EBITDA margin of 45%.

Port Logistics: Sepetiba Tecon handled nearly 51,000 containers, in addition to 250,000 tonnes of steel products. Net revenue totaled R$60 million, generating EBITDA of R$21 million, accompanied by an EBITDA margin of 35%.

	3Q16	2Q17	3Q17	Change
Sepetiba TECON Highlights				3Q17 x 2Q17	3Q17 x 3Q16
Containers Volume (thousand units)	34	39	51	31%	49%
Steel Products Volume (thousand t)	127	212	250	18%	97%
General Cargo Volume (thousand t)	5	1	0	-61%	-95%

Cement

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 40.5 million tonnes from January to September 2017, 7.4% less than in the same period the year before.

Results from CSN’s Cement Operations

In 3Q17, cement sales totaled 982,000 tonnes, 17% up on 2Q17, while net revenue amounted to R$142 million.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

	3Q16	2Q17	3Q17	Change
Sepetiba TECON Highlights				3Q17 x 2Q17	3Q17 x 3Q16
Total Production	860	841	982	17%	14%
Total Sales	850	831	998	20%	17%

Energy

According to the Energy Research Company (EPE), the trend of stability in the energy market continued in August, with consumption edging down 0.1% year-over-year, to 37,583 GWh. In the year through August, consumption remained in line with the same period last year. Considering the Brazilian regions, the South grew by 4.0% and the North by 3.4%, while the Northeast fell by 2.1%, the Southeast by 1.3% and the Midwest by 0.1%. The captive market of the distribution companies fell by 6.3% in the month, while free consumption increased by 15.3%.

Results from CSN’s Energy Operations

In 3Q17, net revenue from energy operations totaled R$103 million, EBITDA stood at R$27 million and EBITDA margin was 26.5%.

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

Capital Market

CSN’s shares appreciated by 32% in 3Q17, while the IBOVESPA moved up by 17%. Daily traded volume on the B3 S.A. - BRASIL BOLSA BALCÃO  averaged R$72.6 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 17%, versus the Dow Jones’ 4% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$7.4 million.

3Q17
Number of shares in thousands	1,387,524
Market Cap:
Closing price (R$/share)	9.61
Closing price (US$/ADR)	2.96
Market cap (R$ million)	13,334
Market cap (US$ million)	4,107
Total return including dividends and interest on equity
CSNA3	32%
SID	32%
Ibovespa	17%
Dow Jones	4%
Volume
Daily average (thousand shares)	8,311
Daily average (R$ thousand)	72,650
Daily average (thousand ADRs)	2,684
Daily average (US$ thousand)	7,405
Source: Bloomberg

Webcast - 3Q17 Earnings Presentation	Investor Relations Team
Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri

3Q17

EARNINGS RELEASE

INCOME STATEMENT

CONSOLIDATED - Coporate Law (In Thousand of R$)

	3Q16	2Q17	3Q17
Net Revenues	4,469,240	4,310,609	4,809,671
Domestic Market	2,100,371	1,962,864	2,382,265
Foreign Market	2,368,869	2,347,745	2,427,406
Cost of Goods Sold (COGS)	(3,157,057)	(3,325,893)	(3,596,936)
COGS, excluding depreciation	(2,851,368)	(2,977,952)	(3,260,372)
Depreciation allocated to COGS	(305,689)	(347,941)	(336,564)
Gross Profit	1,312,183	984,716	1,212,735
Gross Margin (%)	29%	23%	25%
Selling expenses	(403,112)	(477,063)	(412,345)
General and administrative expenses	(114,429)	(106,801)	(70,646)
Depreciation allocated to SG&A	(5,662)	(7,829)	(7,727)
Other operation income (expense), net	(7,723)	(99,025)	(97,824)
Share of profits (losses) of investees	26,117	39,393	38,002
Operational Income before Financial Results	807,374	333,391	662,195
Net Financial Results	(744,345)	(828,619)	(277,797)
Profit before finance income (costs) and taxes	63,029	(495,228)	384,398
Income Tax and Social Contribution	(122,796)	(144,728)	(128,214)
Continued operations, net	(59,767)	(639,956)	256,184
Discontinued Operations, Net	(6,984)	-
Profit / Loss before period	(66,751)	(639,956)	256,184

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3Q17

EARNINGS RELEASE

BALANCE SHEET

Company Corporate Law (In Thousand of R$)

	Consolidated
	12/31/2016	09/31/2017
Current assets	12,444,918	11,653,843
Cash and cash equivalents	5,631,553	4,138,770
Trade receivables	1,997,216	2,240,375
Inventories	3,964,136	4,246,458
Other current assets	852,013	1,028,240
Non-current assets	31,708,705	32,219,870
Long-term receivables	1,745,971	1,778,197
Investments measured at amortized cost	4,568,451	5,293,244
Property, plant and equipment	18,135,879	17,875,819
Intangible assets	7,258,404	7,272,610
Total assets	44,153,623	43,873,713
Current liabilities	5,496,683	7,848,924
Payroll and related taxes	253,837	296,167
Suppliers	1,763,206	2,249,151
Taxes payable	231,861	269,168
Borrowings and financing	2,117,448	3,983,810
Other payables	1,021,724	950,560
Provision for tax, social security, labor and civil risks	108,607	100,068
Non-current liabilities	31,272,419	28,058,141
Borrowings and financing	28,323,570	25,020,128
Deferred Income Tax and Social Contribution	1,046,897	1,167,974
Other payables	131,137	129,811
Provision for tax, social security, labor and civil risks	704,485	718,592
Other provisions	1,066,330	1,021,636
Shareholders’ equity	7,384,521	7,966,648
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,649,259)
Statutory reserve	2,956,459	3,804,741
Non-controlling interests	1,189,993	1,271,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,873,713

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3Q17

EARNINGS RELEASE

CASH FLOW STATEMENT

CONSOLIDATED - Corporative Law (In Thousand of R$)

	2Q17	3Q17
Net cash generated by operating activities	(386,723)	585,411
(Net Losses) / Net income attributable to controlling shareholders	(659,394)	226,466
Loss for the period attributable to non-controlling interests	19,438	29,718
Charges on borrowings and financing	616,247	561,341
Depreciation, depletion and amortization	366,400	355,400
Share of profits (losses) of investees	(39,393)	(38,002)
Deferred income tax and social contribution	72,069	37,309
Foreign exchange and monetary variations, net	436,831	(404,039)
Result from derivative financial instruments	(5,017)	(10,262)
Write off fixed assets and intangible	33,603	(14,575)
Environmental liabilities and Deactvation Provisions	(38,076)	(9,136)
Fiscal, Social Security, Labor, Civil and Environmental Provisions	(18,985)	(27,009)
Working Capital	(606,281)	502,326
Accounts Receivable	(469,861)	163,272
Trade Receivables – Related Parties	39,655	(7,165)
Inventory	(136,027)	184,935
Interest receive - Related Parties	(4,536)	(6,748)
Judicial Deposits	(8,137)	(9,323)
Suppliers	104,457	183,578
Taxes and Contributions	(61,144)	41,197
Others	(70,688)	(47,420)
Others Payments and Receipts	(564,165)	(624,126)
Interest Expenses	(564,165)	(624,126)
Cash Flow from Investment Activities	(234,503)	(297,953)
Fixed Assets/Intangible	(239,127)	(288,498)
Derivative transactions	4,457	10,717
Loans / Receive loans - related parties	2,644
Short-term investment, net of redeemed amount	(2,477)	(20,172)
Cash Flow from Financing Companies	(92,624)	(500,336)
Borrowings and financing raised, net of transaction costs		171,000
Borrowing amortizations - principal	(92,624)	(671,336)
Foreign Exchange Variation on Cash and Cash Equivalents	(10,607)	2,971
Free Cash Flow	(724,457)	(209,907)

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3Q17

EARNINGS RELEASE

SALES VOLUME CONSOLIDATED (thousand tonnes)

	3Q16	2Q17	3Q17	Change
				3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	682	592	730	138	48
Slabs	-	-	1	1	1
Hot Rolled	233	216	267	52	34
Cold Rolled	129	117	155	38	27
Galvanized	218	191	234	43	15
Tin Plates	102	68	73	4	(29)
Long Steel UPV	49	60	72	12	24
DOMESTIC MARKET	730	652	802	150	72

	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	282	316	321	5	39
Hot Rolled	16	14	16	1	(0)
Cold Rolled	19	24	22	(2)	3
Galvanized	212	232	233	1	20
Tin Plates	35	46	51	5	16
Long Steel (profiles)	159	205	177	(27)	18
FOREIGN MARKET	441	521	499	(23)	58

	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	964	909	1,051	142	87
Slabs	-	-	1	1	1
Hot Rolled	249	230	283	53	34
Cold Rolled	148	141	177	36	29
Galvanized	431	423	466	43	35
Tin Plates	136	115	124	9	(12)
Long Steel UPV	49	60	72	12	23
Long Steel (profiles)	159	205	177	(28)	18
TOTAL MARKET	1,172	1,174	1,301	127	129

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.